UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 1-8359
NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey  07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 10

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	11

SIGNATURES	12

EXHIBIT INDEX - 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee and Participants of
New Jersey Resources Corporation
Employees’ Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in the conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2009  financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ParenteBeard LLC

Morristown, New Jersey
June 28, 2010

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments, at Fair Value:
Cash	$ 209,412	$ 101,732

Participant directed investments:
Galliard Managed Income Fund (Wells Fargo)	14,638,541	14,724,364
Wells Fargo Advantage Small Cap Growth Fund	2,085,520	1,038,327
Pimco Total Return Fund	4,033,965	2,785,447
Fidelity Puritan Fund	7,402,042	5,178,259
Harbor Capital Appreciation Fund	1,576,095	871,704
Wachovia Enhanced Stock Market Fund	7,119,227	5,598,653
Vanguard Windsor II Fund	6,504,251	4,914,627
T Rowe Price Small Cap Value Fund	2,337,526	1,736,960
American Funds Capital World Growth and Income Fund	4,749,729	3,465,561
Dodge & Cox International Stock Fund	4,240,315	2,500,591
NJR Common Stock 401(k) Fund	10,959,626	8,304,411
Total Participant-directed investments	65,646,837	51,118,904

Non-participant-directed investments:
NJR Common Stock ESOP	25,662,207	27,645,612
Galliard Managed Income Fund (Wells Fargo)	229,070	168,828
Fidelity Puritan Fund	21,366	16,882
Total Non-participant-directed investments	25,912,643	27,831,322

Participant Loans	3,050,618	2,653,492
Total investments	94,819,510	81,705,450

Receivables:
Employer contributions	85,993	66,969
Due from brokers	438,362	—
Total receivables	524,355	66,969

Total assets	95,343,865	81,772,419

LIABILITIES:
Payables for securities purchased	647,774	101,732
Total liabilities	647,774	101,732

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	94,696,091	81,670,687

Adjustments from fair value to contract value for fully benefit responsive investment contracts:
Galliard Managed Income Fund (Wells Fargo)	(121,475)	1,030,423

NET ASSETS AVAILABLE FOR BENEFITS	$ 94,574,616	$82,701,110

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CHANGES TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$ 197,372	$ 210,035
Dividends	1,762,763	2,019,658
Net appreciation (depreciation) in value of investments	6,914,513	(9,963,690)
Net investment income(loss)	8,874,648	(7,733,997)
Contributions:
Employer	1,547,284	1,401,564
Participant	4,778,396	4,518,350
Participant rollovers	159,933	148,954
Total contributions	6,485,613	6,068,868
Total change	15,360,261	(1,665,129)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,345,378	3,552,613
Administrative fees	141,377	122,418
Total deductions	3,486,755	3,675,031

INCREASE (DECREASE) IN NET ASSETS	11,873,506	(5,340,160)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	82,701,110	88,041,270
END OF YEAR	$94,574,616	$82,701,110

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.      PLAN DESCRIPTION

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information.

New Jersey Resources Corporation Employees’ Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation’s (the Company or NJR) Board of Directors and administers the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan. The plan provides a savings component and had provided an employee stock ownership plan component, as described below.

Savings Component

General - The Savings component provides for deferred pre-tax contributions, after-tax contributions and employer matching contributions.

All permanent employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

Contributions and Vesting - Under the Savings component, eligible employees may make contributions of between 1% and 30% of base compensation to the Plan and shall be permitted as pre-tax contributions provided that they are within the calendar year dollar limit in effect for 401(k) contributions. The contribution by any participant may not exceed $16,500 and $15,500 in 2009 and 2008, respectively. The Company contributes an amount equal to 50% of the first 6% of contributing participants’ base compensation, subject to certain exceptions as described in the Plan. The Company’s contribution was $1,461,291 and $1,334,595 for 2009 and 2008, respectively. The participants' contributions, plus actual earnings thereon, are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Any forfeiture is treated as a reduction to employer contributions. Contributions are subject to limitations.

Effective October 1, 2000, certain employees of NJR Home Services, an affiliated company, are not covered by the New Jersey Natural Gas Company Plan for Retirement Allowances for Represented Employees. In addition, all non-represented employees hired on or after October 1, 2009, are not covered by the New Jersey Natural Gas Company Plan for Retirement Allowances for Non-Represented Employees. For these employees, the Company contributes an amount equal to 2% of base compensation for employees with less than five years but more than one year of service and 3% of base compensation for employees with five or more years of service. The annual contribution for the NJR Home Services employees stated herein is invested initially and automatically into the Plan’s Stable Fund and can only be directed by the participant into the Plan’s Default Fund or the Stable Fund. The Company contributed $85,993 and $66,969 related to these employees for the Plan years ended December 31, 2009 and 2008, respectively and the amounts are included in employer contributions receivable in the Statement of Net Assets Available for Benefits. The annual contribution for the non-represented employees stated herein will be invested initially and automatically into the Plan’s Default Fund and may subsequently be directed by the participant into any of the other investment options available under the Plan. As there have been no non-represented employees hired on or after October 1, 2009 who would be eligible for the employer contribution, there have been no contributions made through December 31, 2009. Eligibility begins after one year of employment, and the contribution would be made by March 31 of the year following the completion of one year of employment.

Effective January 1, 2002, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the Plan year, may elect to contribute up to an additional $5,500 and $5,000 in pre-tax non-matchable contributions for the plan years ended December 31, 2009 and 2008, respectively.

Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

Payment of Benefits - Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they become vested. Withdrawal of participants’ contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Effective March 11, 2009, the Plan was amended to raise the minimum mandatory lump sum cash distribution limit from $3,500 to $5,000.

Participant Loans - The Plan may loan to a participant an amount that shall not exceed the lesser of 50% of the value of the vested portion of such participant's account, or $50,000. The minimum participant loan must be for $1,000 and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant’s account.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current prime lending rate of Wachovia Bank N.A. (the Plan Directed Trustee) plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan. Interest rates range 4.25% - 10% at December 31, 2009.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers various investment options for participants.

Forfeited Accounts - At December 31, 2009 and 2008, forfeited non-vested accounts totaled $23,069 and $13,877 respectively. Forfeited amounts are used to reduce employer contributions in the following year. During the years ended December 31, 2009 and 2008, employer contributions were reduced by $13,877 and $29,357, respectively from forfeited, non-vested accounts.

Employee Stock Ownership Plan Component (ESOP)

General - Effective October 1, 1994, investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Plan Trustee in Company stock (NJR Common Stock). Until September 30, 1994, all employees of the Company and its subsidiaries who had attained age 21 and completion of one year of service were eligible to participate. All participants’ respective shares of NJR Common Stock are 100% vested.

Payment of Benefits - Distributions to ESOP participants may be made in the case of separation of service and may be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants will also be able to transfer all or part of their account balance to any of the other 401(k) plan investment options, including NJR Common Stock. If and when the participants make a transfer, they will be able to use that money for the allowable in-service withdrawals and plan loans.

The following amounts related to the ESOP were included in dividend income and net appreciation (depreciation) in fair value of investments for the years ended December 31:

	2009	2008
Dividend income	$863,082	$811,260
Net (depreciation) appreciation in fair value of investments	$(1,377,568)	$4,259,889

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The fund’s investments are reported at fair value in the Statements of Net Assets Available for Benefits, however the Plan’s Managed Income Fund, which invests in guaranteed investment contracts that are intended to provide for stable earnings, is subsequently adjusted so that net assets available for benefits reflects the contract value of the fund, as contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the plan.  In addition, the Statement of Changes Available for Benefits includes the change in value related to the Managed Income Fund on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation And Income Recognition – The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends on NJR Common Stock in both the Savings Component and ESOP are automatically reinvested unless the participant elects a distribution. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan fur investments in the mutual funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - Certain administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded as expenses when paid.

New Accounting Standards

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board ("FASB")  established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative  accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification became effective during September 2009, and did not have any impact on the Plan’s financial statements.

Income Taxes - In June 2006, the FASB issued authoritative guidance that clarifies the accounting for “uncertainty” in income taxes recognized in an entity's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold has been met. The guidance also provides for derecognition classification, interest and penalties accounting in interim periods and disclosure. The guidance was generally effective for annual periods beginning after December 15, 2007, for nonpublic entities. The adoption of the guidance did not have any impact on the Plan’s financial statements.

Fair Value - In September 2009, the FASB issued authoritative guidance providing a practical expedient for measuring fair value for certain investments that calculate net asset value per share providing that the net asset value per share is measured in accordance with the measurement principles in Financial Servcies – Investment Companies. In addition, the guidance requires additional disclosures by major category of investment on the basis of the nature and risks of the investment. The adoption of the guidance became effective during the 2009 Plan year, and did not have any impact on the Plan’s financial statements.  The additional required disclosures are included in Note 3. Fair Value Measurements.

3.  FAIR VALUE MEASUREMENTS

The fund’s investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Measurements and Disclosures Topic of the Codification provide the framework for measuring fair value and includes a hierarchy used to classify the inputs in measuring fair value. The hierarcy prioritizes the inputs used in determining valuations into three levels. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  There have been changes in the methodologies used at December 31, 2009 and 2008.

The levels of the fair value hierarchy are as follows:

Level 1
Fair Value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2
Fair Value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3
Fair Value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Mutual Funds

The Plan’s mutual funds are open-ended public investment vehicles, consisting of equity or fixed income securities. Equity funds are valued at quoted market prices in active    markets at year end, which represent the Net Asset Value (NAV) of shares held by the Plan. NAV per share for each fund is provided by the respective fund administrators and is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares outstanding. Fixed income funds are valued based on NAV quotes and adjusted for accrued interest.

        Collective Investment Trusts

Current investments in common collective trusts include the Enhanced Stock Market Fund of Wachovia (“Wachovia fund”) and Galliard Managed Income Fund (Wells Fargo) (“Galliard fund”).

Wachovia fund

The fair value or NAV of the Wachovia fund shares held by the Plan at year end was established by the trustee based on the fair value of the underlying assets. The values recorded in the Plan’s financial statements for the Wachovia fund were $7.1 million and $5.6 million at December 31, 2009 and December 31, 2008, respectively.

Galliard fund

The Galliard Fund is a stable value fund that invests in a series of guaranteed investment contracts (GIC’s) and synthetic GIC’s (collectively, the “contracts”), which are designed to provide a high level of return, consistent with providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality and reasonable tracking of interest rates. The characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond market.

The GIC’s are issued by life insurance companies, banks and other financial institutions. Similarly, synthetic GIC’s are security backed contracts issued by financial institutions that provide market and cash flow risk protection for a portfolio of securities owned by the fund. The S&P and Moody’s credit ratings of the issuers of the contracts range from AA- to A+ and Aa1 to A1, respectively.

The fair value of the GIC’s is based on the present value of future cash flows using a current discount rate. The fair value of the security backed contracts is based on the values of the underlying securities and is adjusted for the present value of future contractual cash flows. Total net assets available for benefits are adjusted to reflect contract value, which represents the guaranteed amount of principal plus interest plan participants would receive upon withdrawal from the fund.

The Plan’s participant investment balances held in the Galliard fund had a fair value of approximately $14.8 and $14.9 million, respectively, and a contract value, as provided by the fund, of $14.7 and $15.9 million as of December 31, 2009 and 2008, respectively.

NJR Stock Funds

Participants can direct their contributions into an NJR stock fund. In addition, as noted above, the Plan’s ESOP, which is no longer available for participant contributions, holds NJR stock. Both are unitized funds which fluctuate directly with the value of the securities held in the fund. Net asset value per unit is primarily derived from NJR’s close prices as reported on a national securities exchange on the last business day of the plan year based on the unit equivalent number of shares. In addition, the stock fund and ESOP can include short-term investments of cash in a money market account.

Participant Loans

Participant loans are valued at the outstanding loan balances including accrued interest, which approximates fair value based on observable inputs, as observable inputs are not available, using valuation methodologies to determine fair value to include discounted cash flows and other similar techniques

   The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Quoted Market Prices in Active Markets for Identical Assets	Other Significant Observable Inputs	Significant Unobservable Inputs	Fair Value As of
December 31, 2009	(Level 1)	(Level 2)	(Level 3)	December 31, 2009
(Thousands)
Mutual funds:
Equity
US large cap	$ 8,080	$ —	$ —	$ 8,080
US Small cap	4,423	—	—	4,423
Global/international	8,990	—	—	8,990
Fixed Income	—	4,034	—	4,034
Blended	7,423	—	—	7,423
Collective investment trusts	—	21,987	—	21,987
NJR stock funds	—	36,622	—	36,622
Participant loans	—	—	3,051	3,051
Total assets at fair value	$28,916	$62,643	$3,051	$94,610

	Quoted Market Prices in Active Markets for Identical Assets	Other Significant Observable Inputs	Significant Unobservable Inputs	Fair Value As of
December 31, 2008	(Level 1)	(Level 2)	(Level 3)	December 31, 2008
(Thousands)
Mutual funds:	$19,723	$ 2,785	$ —	$22,508
Collective investment trusts	—	20,492	—	20,492
NJR stock funds	—	35,950	—	35,950
Participant loans	—	—	2,653	2,653
Total assets at fair value	$19,723	$59,227	$2,653	$81,603

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

    A reconciliation of the beginning and ending balances of the Plan’s Level 3 assets as of December 31, 2009 and 2008 is as follows:

    Fair Value Measurements Using Significant Unobservable Inputs (Level 3):
(Thousands)	Year Ended 12/31/2009	Year Ended 12/31/2008
Beginning balance	$2,653	$2,501
Purchases, sales, issuances and settlements, net	398	152
Ending balance	$3,051	$2,653

4.	INVESTMENTS

  The following investments represent five percent or more of the fair market value of the Plan’s net assets as of December 31, 2009 and 2008:

	2009	2008
NJR Common Stock ESOP*, 894,027 and 916,009 units, respectively	$25,662,207	$27,645,612
NJR Common Stock 401K Fund, 449,440 and 322,788 units, respectively	$10,959,626	$8,304,411
Galliard Managed Income Fund (Wells Fargo)**, 780,405 and 877,719 shares, respectively ***	$14,746,136	$14,893,192
Wachovia Bank, N.A. Enhanced Stock Market Fund, 84,114 and 83,636 shares, respectively (Wells Fargo)	$7,119,227	$5,598,653
American Funds Capital World/Growth Income Fund, 139,370 shares	$4,749,729	—
Vanguard Windsor II Fund, 154,753 and 144,889 shares, respectively	$6,504,251	$4,914,627
Fidelity Puritan Fund**, 462,230 and 397,790 shares, respectively	$7,423,408	$5,195,141
      * Non-participant directed
    ** A portion of this investment is non-participant directed. See Note 5 for more information
  *** Galliard replaced Union Bond and Trust as of June 2008.

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Common Trust Funds	$1,428,209	$(3,714,679)
Common Stock Funds	(1,530,995)	5,653,441
Fidelity Puritan Fund	1,272,695	(2,292,674)
T Rowe Price Small Cap Value Fund	426,847	(846,029)
Franklin Small Cap Growth Fund II	(1,479)	(785,656)
Galliard Managed Income Fund (Wells Fargo)	558,788	422,646
Wells Fargo Advantage Small Cap Growth Fund	609,694	35,906
Pimco Invt Mgmt Total Return	488,054	97,294
American Funds Capital World Growth and Income Fund	979,864	(2,497,804)
Union Bond and Trust Stable Value Fund	—	187,038
Harbor Capital Appreciation	374,656	(539,371)
Vanguard Windsor II Fund	1,187,784	(3,116,085)
Dodge & Cox International Stock	1,120,396	(2,567,717)
Net Appreciation (Depreciation)	$6,914,513	$(9,963,690)

5.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2009 and  2008, and for the years then ended is as follows:

	2009	2008
Net assets:
NJR Common Stock ESOP	$25,662,207	$27,645,612
Galliard Managed Income Fund (Wells Fargo)	229,070	168,828
Fidelity Puritan Fund	21,366	16,882
Total non-participant directed investments	$25,912,643	$27,831,322

Changes in net assets:
NJR Common Stock ESOP
Dividend income	$863,082	$811,260
Net (depreciation) appreciation in fair value of investments	(1,377,568)	4,259,889
Benefits paid to participants	(1,193,240)	(1,309,277)
Transfers to participant-directed investments	(275,679)	(924,550)
Net change	(1,983,405)	2,837,322

NJR Common Stock ESOP – beginning of year	27,645,612	24,808,290

NJR Common Stock ESOP – end of year	$25,662,207	$27,645,612

Galliard Managed Income Fund (Wells Fargo)

Net appreciation in fair value of investments	$ 8,826	$ 4,976
Administrative expenses	(603)	(51)
Employer contributions	66,969	52,371
Distributions	(14,950)	—
Transfer from Union Bond and Trust Stable Value Fund	—	111,532
Net change	60,242	168,828

Galliard Managed Income Fund – beginning of year	168,828	—

Galliard Managed Income Fund – end of year	$229,070	$168,828

Union Bond and Trust Stable Value Fund

Net appreciation in fair value of investments	$ —	$ 1,851
Administrative expenses	—	(14)
Transfer to Galliard Managed Income Fund	—	(111,532)
Net change	—	(109,695)

Union Bond and Trust Stable Value Fund – beginning of year	$ —	109,695

Union Bond and Trust Stable Value Fund – end of year	$ —	$ —

Fidelity Puritan Fund
Net appreciation (depreciation) in fair value of investments	$ 4,506	$(6,975)
Administrative expenses	(22)	(6)
Employer contributions	—	—
Net change	4,484	(6,981)

Fidelity Puritan Fund – beginning of year	16,882	23,863

Fidelity Puritan Fund – end of year	$21,366	$16,882

6.      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 17, 2003, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.      RISKS AND UNCERTAINTIES

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit.

8.      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts, including unvested Company contributions.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America.  The Form 5500 is presented on the cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$94,574,616	$82,701,110
Less: Amounts due from employer per the financial statements	(85,993)	(66,969)
Adjustments from contract value to fair value	121,475	(1,030,423)
Net assets available for benefits per Form 5500	$94,610,098	$81,603,718

	December 31,
	2009	2008
Contributions received from employer per the financial statements	$1,547,284	$1,401,564
Less: Contributions receivable from employer per the financial statements	(85,993)	(66,969)
Add: Contributions receivable from employer per the financial statements	66,969	52,371
Contributions received from employer per Form 5500	$1,528,260	$1,386,966

10.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wachovia, a Wells Fargo company as of December, 2008.  Wachovia is the Plan Trustee and certain plan assets are invested in the Wachovia Common Trust Fund, the Plan also issues loans to participants, which are secured by the participants’ account balance. These transactions qualify as exempt party-in-interest transactions.

Fees paid by the Plan to the Trustee amounted to $141,377 and $122,418 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Plan held 1,343,467 units and 1,238,797 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $21,614,300 and $18,436,514, respectively, and a fair value of $36,621.833 and $35,950.023, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $1,186,478 and $1,008,767, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Lessor, or Similar Party Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Banks	Cash	**	$ 209,412
*	NJR Common Stock 401(K) Fund	Common Stock	**	10,959,626
*	Wachovia Bank, N.A. Enhanced Stock Market Fund (Wells Fargo)	Common Trust Funds	**	7,119,227
	Galliard Managed Income Fund (Wells Fargo)	Common Trust Funds	**	14,638,541
	PimcoTotal Return Fund	Mutual Funds	**	4,033,965
	Fidelity Puritan Fund	Mutual Funds	**	7,402,042
	Wells Fargo Advantage Small Cap Growth Fund	Mutual Funds	**	2,085,520
	Harbor Capital Appreciation Fund	Mutual Funds	**	1,576,095
	T Rowe Price Small Cap Value Fund	Mutual Funds	**	2,337,526
	Vanguard Windsor II Fund	Mutual Funds	**	6,504,251
	American Funds Capital World Growth and Income Fund	Mutual Funds - International	**	4,749,729
	Dodge & Cox International Stock Fund	Mutual Funds - International	**	4,240,315
*	Various participants	Participant loans (maturing 2010-2018 at interest rates of 4.25%-10.0%)	**	3,050,618
*	NJR Common Stock ESOP	Common Stock	$10,945,684	25,662,207
	Galliard Managed Income Fund (Wells Fargo)	Common Trust Funds	229,070	229,070
	Fidelity Puritan Fund	Mutual Funds	21,366	21,366
			$11,196,120	$94,819,510
* Party-in-interest as defined by ERISA.
** Cost information is not required for participant-directed investment and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Service Corporation
Employees’ Retirement Savings Plan

Date: June 28, 2010
By:   /s/ Deborah G. Zilai
Deborah G. Zilai
Plan Administrator

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Plan Sponsor

EXHIBIT #23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 33-52409 of New Jersey Resources Corporation on Form S-8, of our report dated June 28, 2010 appearing in this Annual Report on Form 11-K of New Jersey Resources Corporation Employees’ Retirement Savings Plan for the year ended December 31, 2009.

/s/ ParenteBeard, LLC
Morristown, New Jersey

June 28, 2010